SCMP GROUP

082-03327

Direct Line Direct Fax

BY REGISTERED POST

SUPPL

11 March 2010

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

Attention: Ms Sandra Folsom


10015402

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Connected Transactions

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel and Company Secretary

Enclosure

VL/vc

3/23

CoSec\Correspondence\announcement distribution – connected transactions 0310

SCMP Group Limited

SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

CONNECTED TRANSACTIONS

SCMPP, a wholly-owned subsidiary of the Company, entered into the Magazine Publication Agreement with Kerry Communication, a subsidiary of Kerry Properties, on 10 March 2010.

SCMPP also entered into the Brochure Publication Agreement with Ubagan, an associate of Kerry Properties, on 10 March 2010.

Kerry Properties is a subsidiary of Kerry Group Limited, a connected person of the Company. Accordingly, Kerry Properties, Kerry Communication and Ubagan are connected persons of the Company. The transactions under the Magazine Publication Agreement and the Brochure Publication Agreement constitute connected transactions for the Company under Chapter 14A of the Listing Rules and are subject to the reporting and announcement requirements under Rules 14A.45 and 14A.47 of the Listing Rules, but do not require the approval of the Company's independent shareholders.

Details of the transactions will be included in the next published annual report and accounts of the Company.

MAGAZINE PUBLICATION AGREEMENT

Date: 10 March 2010

Parties: SCMPP and Kerry Communication

Transaction: SCMPP will publish three issues of "The Dress Circle" magazine for Kerry Communication.

Service Fee: A maximum total service fee of HK$2,300,000 (approximate average HK$766,700 for each issue) would be payable by Kerry Communication to SCMPP under the Magazine Publication Agreement.

The service fee was determined based on the editorial cost, project management cost, printing and other production costs involved in providing the services under the Magazine Publication Agreement. The service fee payable pursuant to the Magazine Publication Agreement is payable in cash or by cheque by the end of the month following the month in which SCMPP issued invoice.

BROCHURE PUBLICATION AGREEMENT

Date: 10 March 2010

Parties: SCMPP and Ubagan

Transaction: SCMPP will publish a marketing brochure for Ubagan.

Service Fee: A maximum total service fee of HK$1,500,000 would be payable by Ubagan to SCMPP under the Brochure Publication Agreement.

The service fee was determined based on the project management cost and production cost involved in providing the services under the Brochure Publication Agreement. The service fee payable pursuant to the Brochure Publication Agreement is payable in cash or by cheque by the end of the month following the month in which SCMPP issued invoice.

CONNECTED TRANSACTIONS

Kerry Group Limited is the ultimate holding company of the Company. As at the date of this announcement, Kerry Group Limited (through its subsidiaries and controlled corporations) was interested in 1,155,061,308 Shares (which comprise both the interests in 930,061,308 Shares and the interests in 225,000,000 Shares from equity derivatives), representing approximately 74% of the Company's issued share capital. Kerry Properties is a subsidiary of Kerry Group Limited. Kerry Communication is a subsidiary of Kerry Properties and Ubagan is an associate (as defined in the Listing Rules) of Kerry Properties. Accordingly, Kerry Group Limited, Kerry Properties, Kerry Communication and Ubagan are connected persons (as defined in the Listing Rules) of the Company. The transactions under the Magazine Publication Agreement and the Brochure Publication Agreement constitute connected transactions for the Company.

The aggregate consideration for the Magazine Publication Agreement and the Brochure Publication Agreement is HK$3,800,000. As the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the aggregate consideration for the transactions under the Magazine Publication Agreement and the Brochure Publication Agreement are more than 0.1% but less than 2.5%, the above transactions are subject to the reporting and announcement requirements under Rules 14A.45 and 14A.47 of the Listing Rules, but do not require the approval of the Company's independent shareholders. Details of the transactions will be included in the next published annual report and accounts of the Company.

OPINION OF THE DIRECTORS

The terms of the Magazine Publication Agreement and the Brochure Publication Agreement were arrived at after arm's length negotiations between the relevant parties, respectively. The Directors, including independent non-executive Directors of the Company, are of the view that the above transactions are conducted on normal commercial terms that are no less favourable to the Group than terms available to or from independent third party customers, are fair and reasonable so far as the Company and the shareholders of the Company are concerned and are in the interests of the Company and the shareholders of the Company as a whole.

REASONS FOR ENTERING INTO THE CONNECTED TRANSACTIONS

The Company is an investment holding company. The principal activities of the Group consist of the publishing, printing and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and digital publications. The Group is also involved in property investment through its subsidiaries.

SCMPP, a wholly-owned subsidiary of the Company, is in the newspaper and magazine publishing business. Publications include the *South China Morning Post*, *Sunday Morning Post* and other print and digital publications in Hong Kong.

Kerry Properties is an investment holding company and is a subsidiary of Kerry Group Limited. Kerry Properties and its subsidiaries are principally engaged in property development, investment and management, logistics, freight and warehouse ownership and operations, infrastructure-related investments and hotel ownership and operations. Kerry Communication, a subsidiary of Kerry Properties, is principally engaged in advertising agency services. Ubagan, an associate (as defined in the Listing Rules) of Kerry Properties, is principally engaged in property development.

The provision of publication services is in the ordinary and usual course of business of the Group. The terms of the Magazine Publication Agreement and the Brochure Publication Agreement were arrived at after arm's length negotiations between the relevant parties, respectively. The Directors, including the independent non-executive Directors, consider that the above transactions are conducted on normal commercial terms and are beneficial to the business of the Company and the interests of the shareholders of the Company as a whole.

OTHER INFORMATION

The Company announced on 17 February 2009 that SCMPP and Kerry Properties entered into an agreement dated 17 February 2009, whereby SCMPP was engaged to publish three issues of "The Dress Circle" magazine for Kerry Properties ("Existing Publication Agreement"). The Magazine Publication Agreement is aimed to be effective in place of the Existing Publication Agreement.

DEFINITIONS

"Brochure Publication Agreement"	Publication service agreement dated 10 March 2010 between SCMPP and Ubagan
"Company"	SCMP Group Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Main Board of the Hong Kong Stock Exchange
"Directors"	Directors of the Company including independent non-executive directors
"Group"	Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Kerry Communication"	Kerry Communication Limited, a subsidiary of Kerry Properties
"Kerry Properties"	Kerry Properties Limited, a subsidiary of Kerry Group Limited and whose shares are listed on the Main Board of the Hong Kong Stock Exchange
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Magazine Publication Agreement"	Publication service agreement dated 10 March 2010 between SCMPP and Kerry Communication
"SCMPP"	South China Morning Post Publishers Limited, a wholly-owned subsidiary of the Company
"Share(s)"	the ordinary share(s) of HK$0.10 each in the share capital of the Company
"Ubagan"	Ubagan Limited, an associate (as defined in the Listing Rules) of Kerry Properties

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 10 March 2010

As at the date hereof, the Board comprises:

Non-executive Directors
Dr. David J. Pang (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Kuok Khoon Ean

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

Executive Director
Ms. Kuok Hui Kwong

* *For identification purpose only*